FOR IMMEDIATE RELEASE
CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC.

Suspends Investment Banking Mandate

Focus on HappyWater® and Share Repurchase Program

Vancouver, Canada, June 24, 2015, Leading Brands, Inc. (NASDAQ: LBIX),
North America’s only fully integrated healthy beverage company, announces that it has suspended the investment banking mandate of Merriman & Co. announced April 7, 2015.

Leading Brands' Chairman & CEO Ralph McRae said: “During the course of their retainer, our investment bankers investigated and analyzed several potential transactions. As matters progressed it became clear to us that there was no better opportunity out there than HappyWater® and no better investment than our own stock. Consequently, we have determined to re-start our share repurchase program and redouble our efforts to accelerate the distribution of HappyWater® across North America.”

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

©2015 Leading Brands, Inc.

This news release is available at www.LBIX.com
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